[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 9, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties

Amendment No. 4 to Registration Statement on Form S-11

Filed June 8, 2015

File No. 333-203163

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (the “Company”), we have enclosed the two drafts of Amendment No. 4 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) previously provided to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on a supplemental basis on June 4, 2015 and June 8, 2015.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1135.

Sincerely yours,

/s/ Sebastian L. Fain
Sebastian L. Fain

Enclosures

cc: Robert A. Riecker, Seritage Growth Properties